Medpace Holdings, Inc.

5375 Medpace Way

Cincinnati, Ohio 45227

October 18, 2017

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:    Ruairi Regan and James Lopez

Re:	Medpace Holdings, Inc.
Registration Statement on Form S-3 (File No. 333-220306)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-220306) (the “Registration Statement”), of Medpace Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 23, 2017, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory P. Rodgers at (212) 906-2918.

Thank you for your assistance in this matter.

Very truly yours,

Medpace Holdings, Inc.

By:	/s/ Jesse J. Geiger
Jesse J. Geiger
Chief Financial Officer

cc:

Dr. August J. Troendle, Medpace Holdings, Inc.

Stephen P. Ewald, Esq., Medpace Holdings, Inc.

Howard A. Sobel, Esq., Latham & Watkins LLP

Gregory P. Rodgers, Esq., Latham & Watkins LLP

[Signature Page to Acceleration Request]